82-1173

RECEIVED

PROPERTIES INC.

SUPPL

INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED
SEPTEMBER 30, 2004

(Unaudited)

PROCESSED
JAN 04 2005
THOMSON
FINANCIAL

FINANCIAL HIGHLIGHTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30

[IN THOUSANDS]

		2004	2003	2002
Results from operations				
Total revenues	$	**8,449,338**	$ 9,107,374	$ 6,730,581
Operating income	$	**723,090**	$ 1,104,492	$ 2,324,398
Net income	$	**323,623**	$ 524,321	$ 1,362,325
Assets	$	**23,684,392**	$17,876,484	$20,867,378


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Operating Income
Assets

MANAGEMENT REPORTS OPERATING INCOME IN THE SECOND QUARTER OF $566,437.

Q2 ACHIEVEMENTS

- Winzen's operating income for three months increased to $566,437 from $182,120 in the second quarter of 2003. The closings of 17 *Applewood Orchards* houses and five *Silver Brooke* houses had the largest impact on higher operating income in the second quarter of 2003.
- Rental operations income increased to $606,024 from $599,212 due to normal rental increases.
- The Company closed 17 houses in the *Applewood Orchards* project in the quarter.
- The Company closed five houses the *Silver Brooke* project.
- The Company continued marketing of *Millcreek by the Grand,* the 73-unit townhouse site in Cambridge, and building the first phase. Thirteen units have been sold to date.
- The Company continued servicing the Brantford property and started a model near the end of the quarter.

CORPORATE PROFILE

Winzen Properties Inc. is a diversified real estate company focused on the development and construction of new homes in the Greater Toronto Area and the ownership and value enhancement of residential and commercial rental properties. The Company's objective is to realize superior financial returns for its shareholders by enhancing the value of its real estate and by making opportunistic investments in rental and development properties.

TO OUR SHAREHOLDERS

Dear Fellow Shareholders:

We are pleased to share with you Winzen's financial and operating results for the six months ended September 30, 2004, a quarter in which the Company closed a total of 22 homes; 17 in the *Applewood Orchards* project and five sales in the *Silver Brooke* project. The second quarter results continued our record of profitability from the first quarter. It is expected that profitability will continue into the third and fourth quarters.

FINANCIAL RESULTS

Winzen continues to deliver a solid financial performance despite unsettled economic conditions.

For the six months ended September 30, 2004, cashflow from operations decreased to $518,090, compared with $705,899 in 2003. The gain from operations for the six months ended September 30, 2004 was $723,090 compared to $1,104,492 in the prior year. Last year's results were significantly higher due to the closing of 36 *Sheldon Point by the Creek* townhouse units versus a total of 29 units in 2004.

OPERATIONS

Real Estate Sales

For the six months, the Company had $7,178,066 in revenue from the sale of properties, compared to $7,818,813 in the second quarter of 2003. The sale of 17 houses in *Applewood Orchards* represented the majority of sale of properties revenue in the first six months. Five sales were achieved in the six months at *Silver Brooke Estates.* There were a further 20 sales in the *Applewood Orchards* project scheduled to close in the next two quarters.

Winzen's residential property sales continued to be steady in the second quarter. It is expected that the Company will continue, in future, to achieve ongoing steady sales at its various sites. There is anticipated continued demand in the housing market due to high affordability of purchasers from low interest rates.

Property Development

There was $12.4 million in property development at the end of the quarter. Just under 50% of this amount was attributed to the Burlington property, *Applewood Orchards.*

One model home has been built on the *Applewood Orchards* 75-lot house development, with five additional inventory homes under construction, along with sold homes. *Applewood Orchards* has been marketed since early last year and is expected to sell out in early 2005.

In Cambridge, the first phase of 24 units of the total 73 units was well underway at the end of the quarter. Purchasers were starting to take possession of their units in October and the first block in Phase II was started in late November.

At *Silver Brooke,* the Company was building another model home. An additional lot was acquired and closed after the quarter.

The Brantford site was serviced and the first block of four units were started, one of which will become the model home. It is expected that the sales campaign will begin in February 2005.

Rental Properties

The Company held just under nine million dollars in rental properties at the end of September 30, 2004.

The *416 The Westway* property continues to operate with little vacancy and an outstanding collection record. A new heating system and new windows for the north side of the building were ordered during the quarter to reduce heating costs. At *837 Queenston Road* in Stoney Creek, vacancies were ten units in the period, compared to four last year.

At both residential properties, market rents have been lower recently, with rising expenses – primarily utilities. Due to this trend, it is expected that their bottom lines will decline during the remaining two quarters.

A LOOK AHEAD

As we look to the balance of the year and beyond, we remain focused on developing and owning residential properties in the Greater Toronto Area. Given uncertain current market conditions, we remain focused on completing sales at the *Applewood Orchards, Millcreek by the Grand* and *Silver Brooke* sites. We anticipate future continued revenues from residential construction, as sales and closings are achieved at *Millcreek by the Grand, Applewood Orchards, Silver Brooke Estates* and the new Brantford site. These sales are expected to close in the March 31, 2005 year and beyond. The Company has an accepted offer subject to due diligence, to acquire a single home site in Hamilton on the Ancaster border. Other properties are also being investigated for purchase. Through disciplined asset and capital management, we are committed to increasing our return on capital and maintaining growth in cash flow per share.

Thank you for your continued support.

On behalf of management and the board,
November 29, 2004

Brian Zenkovich
Chief Executive Officer

Raymond Zenkovich
Chief Operating Officer

CONSOLIDATED BALANCE SHEET

As at		September 30 2004		March 31 2004
		[unaudited]		[audited]
Assets				
Rental properties	$	**8,996,202**	$	9,170,581
Properties held for development and resale		**12,381,397**		11,129,835
Investment in Ville de Longueuil properties		**414,658**		414,659
Cash and cash equivalents		**744,499**		437,737
Marketable securities		**157,864**		150,350
Receivables and other assets		**989,772**		600,376
	$	**23,684,392**	$	21,903,538
Liabilities				
Property financing	$	**8,758,584**	$	8,417,678
Construction financing		**6,243,473**		5,907,060
Accounts payable and accrued liabilities		**1,472,411**		1,038,359
Income taxes payable		**267,200**		62,200
Loans payable		**-**		-
Purchasers' deposits		**441,152**		300,293
Future income taxes		**468,000**		468,000
	$	**17,650,820**	$	16,193,590
Shareholders' equity				
Share capital	$	**2,227,454**	$	2,227,454
Retained earnings		**3,806,118**		3,482,494
	$	**6,033,572**	$	5,709,948
	$	**23,684,392**	$	21,903,538

CONSOLIDATED STATEMENT OF EARNINGS

[UNAUDITED]
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30

	3 Months 2004	3 Months 2003	6 Months 2004	6 Months 2003
Revenue				
Real estate sales	**$ 5,688,837**	$ 1,745,956	**$ 7,178,066**	$ 7,818,813
Rental operations	**606,024**	599,212	**1,202,984**	1,196,319
Property management	**26,725**	21,732	**47,957**	44,254
Interest and other	**8,127**	38,046	**20,331**	47,988
Commission	**-**	-	**-**	-
	$ 6,329,713	$ 2,404,946	**$ 8,449,338**	$ 9,107,374
Expenses				
Cost of real estate sales	**$ 5,018,260**	$ 1,373,887	**$ 6,256,340**	$ 6,531,746
Rental operations	**375,564**	513,438	**803,290**	943,392
Administrative and general	**330,024**	279,054	**595,975**	447,006
Selling and operating	**39,428**	48,860	**68,674**	71,730
Other interest	**-**	7,587	**1,969**	9,007
	$ 5,763,276	$ 2,222,826	**$ 7,726,248**	$ 8,002,881
Operating income	**$ 566,437**	$ 182,120	**$ 723,090**	$ 1,104,493
Amortization of rental properties and other capital assets	**91,381**	92,381	**182,761**	188,761
Amortization of financing fee	**11,706**	11,705	**11,706**	23,411
Income before income taxes	**463,350**	78,034	**528,623**	892,321
Provision for large corporations tax	**-**	3,000	**-**	6,000
Provision for current income taxes	**180,000**	50,000	**205,000**	362,000
Provision for income taxes	**180,000**	53,000	**205,000**	368,000
Net income	**$ 283,350**	$ 25,034	**$ 323,623**	$ 524,321
Retained earnings,				
Beginning of period	**$ 3,522,768**	$ 3,409,922	**$ 3,482,495**	$ 2,910,635
End of period	**$ 3,806,118**	$ 3,434,956	**$ 3,806,118**	$ 3,434,956
Net income per share	**$ 0.03**	$ 0.00	**$ 0.03**	$ 0.05
Common shares outstanding	**9,644,100**	9,644,100	**9,644,100**	9,644,100

CONSOLIDATED STATEMENT OF CASH FLOWS

[UNAUDITED]
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30

	3 Months 2004	3 Months 2003	6 Months 2004	6 Months 2003
Cash flow from operating activities				
Net income	$ **283,349**	$ 25,034	$ **323,623**	$ 524,321
Items not affecting cash:				
Amortization of rental properties	**91,381**	61,787	**182,761**	158,167
Amortization of financing fees	**11,706**	11,705	**11,706**	23,411
Funds from operations	**386,436**	98,526	**518,090**	705,899
Change in non-cash operating working capital items				
Accounts receivable	**42,041**	259,489	**(62,982)**	11,185
Other Assets	**(244,418)**	40,770	**(271,120)**	79,700
Purchasers' deposits	**(350,503)**	62,000	**140,859**	(165,916)
Deposits on property	**(56,750)**	25,000	**(67,000)**	22,969
Recovery of costs from sale of properties held for development and resale	**5,027,260**	1,373,887	**6,265,339**	6,531,745
Additions to properties held for development and resale	**(2,844,252)**	(1,755,380)	**(7,516,902)**	(3,160,775)
Income tax payable	**180,000**	61,000	**205,000**	(384,000)
Accounts payable	**(39,724)**	(150,317)	**434,053**	(312,767)
	1,713,654	(83,551)	**(872,753)**	2,622,141
	2,100,090	14,975	**(354,663)**	3,328,040
Cash flow from investing activities				
Reductions to rental properties	**(5,741)**	105,076	**(8,381)**	97,099
Repayment of mortgages receivable	**-**	23,093	**-**	23,177
Net proceeds (Invest.) of marketable se	**(7,866)**	(115,605)	**(7,514)**	(112,485)
	(13,607)	12,564	**(15,895)**	7,791
Cash flow from financing activities				
Mortgage proceeds	**(2,588,746)**	-	**-**	-
Repayment of property financing	**(77,112)**	(114,221)	**340,906**	(206,673)
Repayment of construction financing	**635,549**	(28,180)	**336,413**	(3,068,302)
Repayment of loans payable	**-**	(323,984)	**-**	(404,164)
	(2,030,309)	(466,385)	**677,319**	(3,679,139)
Increase (decrease) in cash, during the period	**56,174**	(438,846)	**306,761**	(343,308)
Cash and cash equivalents, beginning of period	**688,325**	2,427,498	**437,738**	2,331,960
Cash and cash equivalents, end of period	$ **744,499**	$ 1,988,652	$ **744,499**	$ 1,988,652
Funds from operations per share	$ **0.04**	$ 0.01	$ **0.05**	$ 0.07

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2004

1 BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ["GAAP"] and Canadian Institute of Public Real Estate Companies ["CIPREC"] and are consistent with those used in the audited consolidated financial statements as at and for the year ended March 31, 2004.

2 SHARE CAPITAL

	September 30, 2004		March 31, 2004	
Common Shares outstanding	**Number**	**Amount**	Number	Amount
	9,644,100	**$2,227,454**	9,644,100	$2,227,454

3 EARNINGS PER SHARE CALCULATION

The earnings per share calculation as shown on the income statement is fully diluted as there are no options outstanding.

4 COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's presentation.

CORPORATE INFORMATION

SHAREHOLDER INQUIRIES

Winzen welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations and financial results can be directed to Brian Zenkovich, Chief Executive Officer at (416) 253-5900 or via e-mail at winzen@winzen.on.ca.

Shareholder questions relating to address changes, stocks, transfers, registered shareholdings or lost certificates should be directed to the Company's Registrar and Transfer Agent:

Computershare Investor Services Inc.
Corporate Services Division
510 Burrard Street
Vancouver, BC V6C 3B9

Tel: (604) 661-9418
Fax: (604) 683-3694

COMMON STOCK INFORMATION

Symbol: WZI
Stock Exchange: The TSX Venture Exchange (TSX)
Fiscal Year End: March 31

HEAD OFFICE

Winzen Properties Inc.
30 Algie Avenue
Toronto, Ontario
M8Z 5J8

Tel: (416) 253-5900
Fax: (416) 253-1102
E-mail: winzen@winzen.on.ca
Website: www.winzen.on.ca

winzen